SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                     FORM 12b-25
                           Commission File Number 0-22450

NOTIFICATION OF LATE FILING
Check One:
[ ] Form 10-K and Form 10-KSB	  [ ] Form 11-K      [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB	  [ ] Form N-SAR

                    For Period Ended:          December  31, 2001

[ ]  Transition Report on Form 10-K   [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F   [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________
______________________________________________________________________________

Part I. Registrant Information

Full name of registrant                 Country World Casinos, Inc.

Former name if applicable ____________________________________________________

_____________________________200 Monument Road, Suite 9_______________________
________________Address of principal executive office (Street and number)_____
_____________Bala Cynwyd, Pennsylvania 19004_______ City, State and Zip Code

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check appropriate box.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
            Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable.



Part III. Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was not able to effectively complete its financial statements in time to complete the Form 10-QSB report for the period ended December 31, 2001. The Company is experiencing a delay due to its ability to complete its financial statement based on Dartmouth General Managements funding.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

William H. Patrowicz	    856         222-9611
(Name)			(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15 (d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes		[X ] No 10-KSB for the period ended June 30,2001

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes		[X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                             Country World Casinos, Inc.
                    (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 15, 2001                      By: /s/William H. Patrowicz, CEO


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.